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Daniel Wolf P.C. To Call Writer Directly: +1 212 446 4884 daniel.wolf@kirkland.com	United States	Facsimile: +1 212 446 4900
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VIA EDGAR AND EMAIL

March 11, 2024

Division of Corporation Finance
Office of Mergers & Acquisitions

United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Attention:	Christina Chalk (Assistant Chief) Laura McKenzie (Special Counsel)

Re:	Wyndham Hotels & Resorts, Inc. Preliminary Proxy Statement filed on Schedule 14A (PREC14A) Filed February 26, 2024 by Wyndham Hotels & Resorts, Inc. File No. 001-38432

Dear Ms. Chalk and Ms. McKenzie:

On February 26, 2024, Wyndham Hotels & Resorts, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) its above-captioned Preliminary Proxy Statement (the “Preliminary Proxy Statement”). Today, the Company filed with the Commission an Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated March 8, 2024, from the staff (the “Staff”) of the Commission concerning the Preliminary Proxy Statement in respect of the Company’s 2024 Annual Meeting of Stockholders (the “Annual Meeting”). For ease of reference, we have responded to the text of the Staff’s comments listed in bold-face type below, followed by the Company’s response. In addition, a copy of Amendment No. 1 is attached.

Preliminary Proxy Statement on Schedule 14A filed February 26, 2024

General

1.	We note your disclosure in the proxy statement and the letter to shareholders that Choice has provided notice of its intention to nominate a full slate of directors for election at the Annual Meeting. Please update your proxy disclosure to reflect that such nominations have occurred.

Response: We note that Choice Hotels International, Inc. (“Choice”) submitted its Notice of Director Nominations and Stockholder Proposal on January 22, 2024 (the “Nomination Notice”). In the Nomination Notice, Choice stated it “hereby submits this notice . . . of its intent to (a) nominate each of the Nominees (as defined below) for election to the Board of Directors of Wyndham (the “Board”) at the 2024 annual meeting of stockholders of Wyndham, and at any other meetings of stockholders held in lieu thereof, and at any adjournments, postponements or continuations thereof (the “Annual Meeting”) . . . .” (emphasis added)

March 11, 2024 | Page 2

The Company’s disclosures in the Preliminary Proxy Statement were designed to track the language of the Nomination Notice and reflect the legal reality that providing advance notice of director nominations is not equivalent to nominations having occurred pursuant to Article II, Section 15 of the Company’s Third Amended and Restated By-Laws (the “By-Laws”).

Article II, Section 15 of the By-Laws provides that nominations with respect to an annual meeting of stockholders of Wyndham may only occur if a stockholder of record has provided timely notice of such nominations in proper written form to Wyndham’s Secretary and such stockholder (or its qualified representative) appears at the annual meeting of stockholders to present the nominations. At any time prior to the formal presentation of nominations at an annual meeting, a nomination notice could be invalidated, proposed nominations could be withdrawn or enjoined, or the proposing shareholder could fail to appear at the annual meeting to formally propose their nominations. Seemingly acknowledging these process requirements for making nominations, Choice stated in the Nomination Notice in response to Article II, Section 15(i)(c)(3)(C) of the By-Laws that “Choice . . . intends to appear in person or by proxy at the Annual Meeting to propose the election of the [Choice] Nominees.”

Nonetheless, in the interest of being responsive to the above comment, we have updated the above-referenced disclosures in Amendment No. 1 to state more colloquially that Choice is nominating eight director nominees at the Annual Meeting.

How do I make a stockholder proposal for the 2024 Annual Meeting?, page 9

2.	Revise the title of this section to reflect that it also contains information about deadlines for nominating directors for the 2025 Annual Meeting.

Response: In Amendment No. 1, we have revised the title of this section to “How do I make a stockholder proposal or stockholder director nominations for the 2025 Annual Meeting?”

Background of the Solicitation, page 11

3.	Refer to the last paragraph on page 12. Expand to summarize the contents of the Choice letter of June 1, 2023 and how it purported to address Wyndham’s concerns.

Response: In response to the Staff’s comment, we have revised the Background of the Solicitation section in Amendment No. 1 to include an expanded summary of the Choice letter, dated June 1, 2023, including a description of how it purported to address Wyndham’s concerns.

* * * * *

If any supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to me ((212) 446-4884; daniel.wolf@kirkland.com) or Evan Johnson ((212) 390-6909; evan.johnson@kirkland.com).

March 11, 2024 | Page 3

Sincerely,

/s/ Daniel E. Wolf
Daniel E. Wolf, P.C.

cc:	Paul F. Cash
Wyndham Hotels & Resorts, Inc.

Shaun J. Mathew, P.C.
Evan Johnson
Kirkland & Ellis LLP